Exhibit (a)(25)

Placer Dome and Barrick Conference Call
December 22, 2005
11:00 am ET

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Barrick Gold Corporation conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.
As a reminder, this conference is being recorded, Thursday, December 22, 2005.
If at any time during the conference you need to reach an operator, please press star-0.
I would now like to turn the conference over to James Mavor, Vice President of Investor Relations. Please go ahead, sir.
James Mavor:	Thank you, operator.
Good morning, ladies and gentlemen. And thank you for joining us on this call which is being Webcast on a live, listen-only basis.
A news release was issued earlier today and can be obtained at the company's Web site or by calling Investor's Relations at 416-307-7473.
Before we begin our call, I'll read the forward-looking statement.

Management will be making forward-looking statements during the course of this conference call. And for a complete discussion of the risks, uncertainties and factors which may lead to our actual financial results and performance being different from the estimates contained in our forward-looking statement, please refer to our year end report and our most recent AIF filing.
At this time, I'd like to turn the call over to our Chair, Greg Wilkins, President and CEO of Barrick Gold.
Greg Wilkins:	Well thanks, Jim.
Good morning, ladies and gentlemen, and thank you for joining us this morning on such short notice, particularly during the holiday season.
I'm absolutely delighted to be here this morning to share this very powerful announcement with you. I'm delighted to be joined by my usual colleagues from Barrick.

We also have some special guest with us this morning, and I'm delighted to welcome Rob Franklin, Peter Tomsett, and Jeff Hanley from the Placer organization. And joining us from Vancouver on the phone, Ian Telfer from Goldcorp.

This morning we issued the press release, announcing that we have reached an agreement with Placer for our friendly combination of the two companies. I'm also pleased that we announced that Gold Corp — they're fully participating with Barrick in supporting the increased offer for the Placer shareholders.

Today represents a milestone day for the gold mining industry, but more particularly for the Barrick and Placer shareholders and employees. It marks the culmination of a substantial amount of work and I must congratulate the Placer board and the Placer team on the thoroughness and professionalism of the process that they undertook on behalf of the Placer shareholders.

I'm very pleased that Placer shares our vision for the future and has put their full support behind the transaction. I'm very pleased to welcome three new Board members from the Placer Board to join the Barrick Board to help us realize on achieving this vision. It will be with their help that we'll be successful in delivering the value from the combined company to our collective shareholders from the outset, we hope to reach this point and quickly begin the integration process.

It was our objective from the outset when Peter first made the call to Rob back on Halloween Day — seems like long time ago but its really isn't all that long ago — telling Rob that we would very much like to come to terms on a friendly basis. And Rob very powerfully said, "Peter, we respect that but we have a responsibility to our shareholders and we will fully undertake to do that."

But these kind of corporate activities are very unsettling for the people within the organization, not just the Placer organization clearly but also for Barrick employees. And so I think it's a great tribute that we were able to come to this resolution and will allow us to quickly get on with the process of resolving the uncertainties in everybody's mind.

We certainly look forward to working with our new colleagues and the skills and professionalism of all the employees, both old and new. Barrick and Placer will combine to generate the value for our shareholders that we foresee in this combination.

Before I move into our review of the transaction which will be brief since you've heard many of these comments before, I would ask then and invite Peter and Ian to make a few remarks.
Peter?
Peter Tomsett:	Thanks, Greg. And good morning ladies and gentlemen. Thanks for joining us today for this announcement which does change the landscape of a global gold mining sector.

Barrick acquiring the assets, people, and projects of Placer Dome creates a compelling company. When Barrick made its initial announcement, we could see the strategic rationale for combining the companies, but the value of their initial offer did not reflect adequate value for Placer Dome's assets.

The announcement today over an amended offer that adds approximately $1 billion to the purchase consideration addresses the inadequacy of their original offer and the Placer Dome Board is recommending acceptance of this revised offer of approximately $22.50 cash or cash and share offer.

Let me step back for a minute and walk you through the events of the past seven weeks. After the Barrick announcement, we established a data room and we both initiated contact with and were contacted by interested third parties.

We subsequently held discussions with a number of third parties. With the assistance of a financial adviser, the Board conducted a thorough and complete review of a number of alternatives along with standard line and restructuring options.

We had a good understanding of the possible alternatives when Barrick approached us with their proposal for an improved offer. This put our Board and financial adviser in a strong position to consider all the alternatives and negotiate with Barrick.

Today's announcement and the unanimous Board recommendation to accept the amended offer is a result of that process. The Board believes the combination of Barrick and Placer Dome at this price is in the best interest of Placer Dome shareholders.

During this process, we highlighted a number of risk issues regarding the Barrick shares, principally their hedge group from the Pascua-Lama project. We believe the attention we drew to them has resulted in a better understanding of issues by the market and a better reflection of the risks in Barrick share price. We now understand Barrick's perspective on these issues and have taken that into account in making this recommendation.
Placer Dome shareholders will now own 37.4% of the combined entity, an increase from the approximately 35% ownership brought by the original offer.

The amended transaction announced today provides Placer Dome shareholders with an attractive premium in the value of their shares relative to the pre-offer Placer Dome share price and an opportunity to participate in the world's best ongoing mining — gold mining company.
The combined company will have an impressive suite of world-class assets and Barrick's near-term growth is a good complement for Placer Dome's growth in a three to five-year time frame.

The financial strengths, technical skills, and global scale of the combined company will be unrivaled. It will have a greater ability to sign and develop — launch new projects and take on risk as this industry pushes towards new frontiers.

To conclude, I think it's an exciting day for shareholders of Placer Dome, for the shareholders of Barrick, and for the global gold mining industry. We're committed to working in partnership with Barrick out of the coming weeks and months to effectively integrate its organization and are sure Barrick can capitalize on the synergies available within the combined company.
Barrick will gain employees who are among the best in the industry in their respective fields and I think the two cultures will mix effectively.
Placer Dome has a long and proud history. We've been a pioneer in the gold mining industry and set a standard for mine exploration, mine development, and sustainable development for many years.

We look forward to this tradition being carried on within the combined company. And I thank our employees and shareholders for their support during this process and look forward to your support out of the coming weeks as we work to conclude this agreement.
I'll turn it back to Greg or maybe (unintelligible).
Greg Wilkins:	Thanks, Peter.
And Ian, perhaps you'd like to make a few remarks.
Ian Telfer:	Well good morning everyone. And thank you, Greg and Peter.

I would first like to congratulate the Boards and managements of both Barrick and Placer for turning this into a friendly transaction. This is of course the way these things should go forward and we're very, very pleased that they were able to do that.

On the Goldcorp side, we are happy for all the investors that they now have certainty going forward as to how this will be resolved. We're also of course very pleased to be a part of this transaction at the beginning and thrilled to be able to continue with it as it goes forward.
As people are aware we're buying the Campbell, the interest in Porcupine, Musselewhite, and La Coipa, and 40% interest in Pueblo Viejo. So this will have a dramatic impact on Gold Corp going forward.
And as everyone is aware since the original announcement, Placer has had some exploration success at the Campbell mine which has just made this an even more exciting proposition for us.

The price increase for — from the Gold Corp side goes from about 1.35 billion to 1.48 billion and with our cash and credit balances at the present time of over 1.6 billion, this will not be an issue for us, will not create any problems, and we'll move that as we said before, there will be no share issuance from Gold Corp going forward.
What it means is now our production will be over 2 million ounces in 2006 and our cash cost will be about $150. We look forward to working with the very talented employees of Placer Dome.

As Peter mentioned, they have a proud history. They have created a lot of value for their shareholders. And we certainly have a place for many of them in our organization as we take over the management of some of these assets.
So congratulations to everyone. It's going to be a very exciting period going forward.
And I'll now turn it back to you, Greg.
Greg Wilkins:	Thanks, Ian.

Let's turn our attention to the transaction summary itself. As Peter mentioned, the revised offer is 22.50 per share for Placer Dome shares and its combination of cash and Barrick shares on a fully prorated basis. It will amount to $2.91 per share in cash and 0.7216 Barrick shares.

We maintain the minimum two-thirds. Tender condition is important for all of us to be able to acquire 100% of the company to be able to realize on the business opportunities and synergies and vision that we have for the company.
The price that we paid reflects a thoroughly negotiated price and I think represents a fair value for the assets and the portfolio of assets.

In total, the bid amounts to about $10.4 billion on a fully diluted basis. And again, Peter did mention the distribution of ownership between the two companies and I think this is important that really — we're looking at the collection of the enterprise that we're creating and the value opportunity within that enterprise and the Barrick shareholders are enjoying 63% and the Placer shareholders 37% of that.

It's important that we've got a support agreement with the Placer folks. I think this is going to increase the likelihood to a very high level that we will receive 90% by the end of the bid date which is now January 19, and that will allow us to get on with the integration process rapidly and start to realize the benefits of the overall transaction.

Let me just refresh the rationale, although Peter did a fabulous job of really capturing it, but I think it's very much about creating an enterprise that can be successful in this industry; this is a global industry. It's an industry that offers up a number of challenges and discoveries and developments and operation and costs and so on and so forth.
It really creates e a company that has the strength, breadth, and scale to be able to effectively capitalize on the opportunities.

So there's a very strong strategic rationale. We are pleased to be able to report that we have an accretive transaction to Barrick shareholders as well, although with all the hard work that Rob and Peter have done is less accretive than it was, but that's not too surprising.

It's accretive on an NAV basis and it will be accretive on an earnings per share basis and cash flow in 2007 based on external estimates. And so there will be a period in 2006 with some very modest dilution perhaps. There certainly will be some additional costs and it will take us a bit of time before we'll have a full realization on the synergies as you might imagine.

This increases gold reserves and resources and production on a per share basis to the Barrick shareholders and it really consolidates an unrivaled suite of projects and prospective exploration areas that will give us a growth profile well into the future.

The combination of Barrick's medium-term growth and the development assets that Placer has and its opportunities, you know, allow us now to look well into the future and see growth for many years to come.

We'll have the financial strength and the capability to achieve the value from the operations and from the development projects. And I think we're well-positioned to capture the synergy number that we have been talking about for the last couple of months and some $200 million a year to the Barrick-Placer account.

As we went through a very extensive, if not speedy, process last night, it was interesting that there are already discussions of synergies that we hadn't even identified as people started to look at the assets and how they fit in with the capabilities. This led me to believe that there's more that can be captured here than perhaps we first identified. So I find that to be very exciting. And of course, the friendly nature of the transaction is going to allow us to focus on achieving those benefits rather than, you know, having to work our way through it less cooperatively.

We have been working on an integration plan — not to be presumptuous in this process as it was widely contested — but we did have a contingency plan built for the fortunate event that we find ourselves in today so we can get out of the gate moving forward rapidly.

We have a 90-day action plan to really get out and talk to people within the organization. We restructured our management team and structure so that we have regional business units which fit very, very well with the Placer situation.

And so we have a full team and suite of people that can go out and initiate the integration process rather than having to do it from a central location. Imagine the challenge it would be to get around the world if we had to do it all from one location.

So I think that we're well-positioned to achieve the integration plan. We've had experience through the Homestake transaction which we've talked about. Where we learned — a number of things on — both what did go well and what didn't go well.

And I must say that one of the things we — could have taken more advantage of then — which we will now — is really to be very open-minded to looking at the way both Placer and Barrick do things and look for best practices and the best people from both organizations. And so I think there's definitely synergies from that perspective as well.

Turning to the slide on — just on the location again, this is one that I think best illustrates, the overlap and the fit of the assets, which really is remarkable. We have talked about this quite a bit over the last number of months.

And I think when you look at this kind of physical proximity, you can start to see how there's great potential both in knowledge and in modifying business practices and looking for new ways to do things that we really can create a lot of value that neither one of the companies would necessarily have been in the position to do on a standalone basis.

So the very interesting fit, the synergies as we've talked about, we've identified operational opportunity, exploration, procurement, G&A, finance and tax. And we'll quickly work towards seeing how we can capture the ones we've identified and identify new and broader synergies.

The next slide, again, we've shared this with many people; it's the pipeline of projects. And the pipeline is really quite remarkable. Of course in 2005, Barrick has opened three new operations. We're very pleased that they have been successful we report our year end results had met expectations — have met exceeded expectations. Certainly in terms of timing, we've got Cowal coming forward, opening in the first quarter of 2006 which will remain on schedule. We've started the meetings; we've talked about — it remains on schedule. In fact, the permits are all in place and mining is underway, the stripping is underway. There — so we remain highly confident that, you know, we will be meeting our time frames and cost structures there.
2008 with Buzwagi in prefeasibility stage for Barrick and of course, Cortez Hills is a fantastic asset to help fill in the production profile there.

And then we have our pipeline of exploration activities and the number of things which Alexhas shared with you in the past. And of course, Pascua-Lama and we remain — continue to remain on schedule which is now a very short schedule in terms of achieving our permits in Chile.

And we will be achieving our permits in Argentina, all within the time frame that will allow us to remain on track for construction starts later in 2006, which again, meets our production start in 2009. So we have been working through a number of issues there, but very pleased with the results, so far.
Of course, we'll be working very diligently on PV and Donlon Creek and other things in developing the broader pipeline as we look in the post 2009 time frame.

The picture of the company, the snapshots of the company, not surprisingly, powerful, proven and probable gold reserve to some 150 million ounces, a larger ton hedge has preserved its position in the industry.
Pro forma in 2005, production would look something like 8.3 million to 8.4 million ounces. And the operating cost will still be low to the (seniors) in the industry at some $245 — $250 an ounce.

EBITDA would be in the order of $1 billion, cash position 2.4 billion with a net debt of 0.7 billion. And the market capitalization today is almost $25 billion, an extremely powerful, powerful position.
In addition, there's the Zaldivar copper reserves and some 6.5 million pounds and the silver reserves from the Pascua-Veladero region has something of 850 million ounces.

And of course, the Kabanga project which contributes to some amount of nickel which is valued at — I don't think it's really reflected but is a function of our joint venture with Falconbridge, and so clearly, a precious metals company with some very strong additional cash flow being generated from modest amount of non-precious metal asset.

We've talked about the track record Barrick has built a number of mines in the past number of years, recently commissioned our power plant in Nevada. We've been continuing to manage and mitigate the cost pressures, although none of us are immune to them. We have the management structure, I think, to deal with it.

And I'm particularly pleased to say that, you know, Placer also brings to the — a very strong record of expertise in operational excellence. And we look forward to the combination of the teams, really trading a powerhouse of management capability to acquire, integrate, and optimize the value of these assets.

In summary, before we open it up to questions, we believe very passionately in this new company. And I'm really pleased that Rob, Peter, and the Placer Board and management share this vision because without a shared vision, it would be very difficult to capitalize on. And it's really with their support that we'll be able to deliver the value that we see in this combination to our collective shareholders.
So with that, I'd like to open it up to questions, operator.
Operator:	Thank you.
Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.
Should you wish to withdraw your registration, please press the 1 followed by the 3.
If you're using a speaker phone, please lift your handset before entering your request.
Once again ladies and gentlemen, to register for a question, please press the 1 followed by the 4.
And our first question comes from the line of Steve Butler at Canaccord. Please proceed.

Steven Butler:	Good morning to everybody.
Question, I guess, for you, Greg.

Clearly, you had to acknowledge the fact that Placer Dome trading at about a — arguably an 8% to 10% premium above the previous offer price, so that had to be considered in your negotiations. But was there any particular asset that tweaked your recognition higher here in terms of the review?
And I assume you guys did have a reasonable access to the data room as well and so you're fully researched on your revised offer.
Thanks.
Gregory Wilkins:
No. Actually Steve, we didn't have access to the data room. We had done comprehensive review from all the information and certainly had a short period of time to have discussions with Peter and his team.

You know, we see the value in the combination and the strategy of the businesses I mentioned. We think that the suite of assets that Placer has and the suite of development projects is a tremendous fit with ours. It's going to be working a way to achieve additional synergies beyond the ones that we've identified.

You know, we think that the price that we've arrived at is a fairly, properly negotiated price and that the quality of the assets and the management team and the opportunities fully justify the price of which we're paying.

Steven Butler:	Okay. And could you cite any specific examples of, Greg, as to where you found some potential other value added synergies that you sort of previously hadn't recognized or thought of?
Greg Wilkins:
Well not at this point, Steve. I think we'll be taking a sharper look at it as we move forward with Peter and his team and once we have more specifics then we will be sharing them with you at that time.
Steven Butler:	Okay. Thanks very much.
Operator:	Our next question comes from the line of Kerry Smith at Haywood Securities. Please proceed with your question.
Kerry Smith:	Thanks, operator.
Greg, I don't know if you can comment or not, but what gold price longer term would you have used in your original valuation methodology when you looked at the company?
And second question, the offer is extended to January 19, if — on the assumption it closes, and how long does it actually take to fully complete the transaction?
Greg Wilkins:
The offer will be taken up and Pat, well correct me if I'm wrong, but basically the offer will expire on the 19th and we will take the shares up on that day. And I mean, there may be two or three days of closing, but we will be operational from pretty much the 19th going forward.
Kerry Smith:	Okay. Okay.

And the other question?
Greg Wilkins:
Yeah. The gold price, you know, we've looked at, you know, a variety of gold prices when do scenario and sensitivity planning. You know, at this point in time as we look at the industry the industry is difficult to be viable at a price of gold much below $450 an ounce. So we're kind of taking a look at that but we look at downside scenarios and sensitivities around the 450 mark.
Kerry Smith:
Okay. Just on the integration timetable then, if you have control of the assets and the people in terms of trying to generate the synergies, let's say by the end of January at the very latest, is it sort of something where you'd anticipate the bulk of the synergies would be realized in that first calendar year which would be 2006, could you get, you know, 75% of those synergies realizable in that period of time or will it take a bit longer to do that?
Greg Wilkins:	Well there's different types of synergies and different — the different synergies will take different time frames to be fully operational to get the full run rates. Some will be faster than others.

What we will have within the first 90 days or so are the full plans in place to achieve the bulk of the synergies and then the timetables could actually see them reflected and the numbers will depend on the nature of the synergy.
Kerry Smith:	Okay.
Okay. Thanks very much.
Operator:	Our next question comes from the line of (Patrick Chadlea) at DJM. Please proceed.

Patrick Chidley:	Yeah. Hi everybody.

Just wanted to ask a little bit more detail on this breakup fee, it says up to 259.7 million under certain circumstances. Could you maybe elaborate on that? Is that a sort of a sliding scale or is there a reason why?
Greg Wilkins:
Specifically 259.5 million and it's under circumstances where somebody would come in with a popping transaction. We also, with the breakup fee, have a right to match within a defined time frame. But we would be paid that if transaction went to somebody else in the superior transaction.
Patrick Chidley:	Okay. Thanks.

And also, what's your view on — in going forward with respect to asset sales? Can we expect a sort of a slimming down of the company or do you intend to actually, you know, grow from where the combined companies are today?
Greg Wilkins:
Our strategy here is to grow the company. We're obviously, you know, working with Peter and his team look at the quality of the assets. It's my expectation that, you know, the portfolio is intended to be intact.

As you know, we've had a strategy of building business units and having, you know, a number of assets within the business units that can generate significant earnings and cash flow. And we're very comfortable with the fit of the assets and it fits very nicely with that strategy.
So we're really recognizing the scarcity value of good gold assets and so we haven't entered into a transaction here to be selling assets out of the core business.

Patrick Chidley:
And two specific issues, what's the view on South Africa on South Deep and also on the Zaldivar corporate asset? Obviously two assets that maybe don't have a direct fit with Barrick's previous strategies.
Greg Wilkins:
On South Deep, we intend to spend some time fully understanding that asset and its opportunities and what the potential will be there. The cost structure has been high and the production levels have been modest, but they've been improving. And so, you know, we really look to how much value can be created to the combined company.

We need to be more educated since we're not experienced in having gold operations in South Africa. So we're really approaching that with an open mind and from the point of view of what's the best way to optimize value for the combined shareholders.
With respect to Zaldivar, it's a fantastic asset, generates great earnings and cash flow. And, you know, it's something that I think could very comfortably fit within the portfolio of the company.
Patrick Chidley:	Great. Thanks very much, Greg.
Greg Wilkins:	You're welcome.
Operator:	Our next question comes from the line of Michael Fowler at Desjardins Securities. Please proceed.
Michael Fowler:	Yes. Actually, I've got a question for Ian Telfer or two actually.
The — your...

Greg Wilkins:	Mike — excuse me, Mike.
We're — I think the best thing to do would be to probably get in touch with Ian separately and like to do is focus the questions primarily on the Barrick Placer combination, if you don't mind.
Michael Fowler:	Okay. Fair enough.
I'll ask you a question that — do you know what percentage of the Placer Dome stock is actually owned by hedge funds at this moment in time, Greg, or give it a guess?
Greg Wilkins:	You know, I — we don't really have that information, Mike.
Peter Tomsett:
And we don't have exact numbers on those things. Since the start of the announcement, about 70% of our stock has turned over. But clearly a lot of the owners have turned. So, you know, we don't have any exact number on that. But we've been saying that it's probably within the 20% range.
Michael Fowler:	Thanks, Peter.
Just on — I guess you probably haven't talked to any of the major shareholders of Placer Dome with respect to this extra bid, Greg. Got any comments on that?
Greg Wilkins:	Oh you're absolutely right; we haven't spoken to any major shareholders one way or the other on the revised bid.
Michael Fowler:	Okay. Thanks very much.

Operator:	Ladies and gentlemen, as a reminder, if you'd like to register a question, please press the 1 followed by the 4.
And our next question comes from the line of Catherine Skeritt at Scotia Capital. Please proceed.
Catherine Skeritt:
Hi there. I had a quick — two quick questions. One was, why the deal was extended the three days to the 19th from the 16th? And the other one was, you indicated that you received regulatory approval in South Africa and just wondering when that — is that now in place or...?
Greg Wilkins:	The bid was extended to take it off of the US holiday, I believe.
Catherine Skeritt:	Okay.
Greg Wilkins:
First day following US holiday. And with respect to the South African approval, we actually have received the recommendation from the tribunal to proceed with this transaction and we are told that those recommendations are virtually always recognized by the governing body. I'm afraid I don't have the technical term.
Peter Tomsett:	My understanding is that final hearing for that is on the 11th of January.
Greg Wilkins:	Eleventh of January.
Catherine Skeritt:	January 11, great. Great. Thank you very much.
Operator:	And our next question comes from the line of David Meeker. He's a private investor. Please proceed.

David Meeker:	Yeah. There are many discussions with the new entity selling, some of its silver — expected production to Silver Wheaton. Silver Wheaton now have a 100 million cash.
Greg Wilkins:
We've had none of those discussions up to this point in time. And our silver production from a material perspective, it really starts in 2009 when Pascua comes into plan. So we'll be looking at whatever options there are to optimize value from our silver production at that time.
(David Meeker):	Thank you.
Operator:	And there are no further questions at this time. So I'll turn the conference back to you, Mr. Wilkins.
Greg Wilkins:
Great. Well thank you everyone for joining us on the call this morning and we look forward to updating you in the new year and on our progress as we pull these two companies together to create a true powerhouse in the gold mining industry.
And all the best to the holiday season and a happy new year.

END